Exhibit A

Page 11

Organizational Structure Following This Offering

At or prior to the completion of this offering, we will undertake the pre-IPO reorganization transactions so that Apria, Inc. will, through a newly formed direct subsidiary of Apria, Inc. ("Intermediate Holdco"), own all of the equity interests in Apria Healthcare Group and become the holding company of our business. More specifically, a newly formed direct subsidiary of Intermediate Holdco will merge with and into Apria Healthcare Group, with Apria Healthcare Group surviving. As a result, Apria Healthcare Group will become an indirect wholly owned subsidiary of Apria, Inc. Our pre-IPO owners, through their ownership of Apria Holdings LLC as the 100% direct owner of Apria Healthcare Group prior to such transaction, will receive an aggregate of shares of newly issued common stock of Apria, Inc. Prior to the consummation of this offering, Apria Healthcare Group will be converted into a Delaware limited liability company and will distribute to our pre-IPO owners an interest in the tax receivable agreement described below.

Apria Holdings LLC, an entity controlled by our Sponsor, will be the direct and indirect 100% owner of Apria, Inc. and Apria Healthcare Group immediately prior to and immediately following the consummation of the merger. For this reason, the merger will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Apria, Inc. will recognize the assets and liabilities received in the merger at their historical carrying amounts, as reflected in the historical consolidated financial statements of Apria Healthcare Group, the accounting predecessor. Following the consummation of these transactions, the selling stockholders will complete the offer and sale of Apria, Inc.'s common stock to investors in this offering.

We believe there are financing benefits in having an organizational structure with a holding company issuer above the entities that are subject to debt covenants and such structures are frequently used by corporate issuers. We do not expect that there will be any material benefit or detriment to our stockholders from our organizational structure after giving effect to the pre-IPO reorganization transactions, as all stockholders, including our pre-IPO owners and public stockholders, will hold their respective interest in a single class of our common stock and will be entitled to the same relative benefits or detriments.

Page 13

registration rights. The stockholders agreement will require us to nominate a number of individuals designated by our Sponsor (the "Sponsor Directors") based on the beneficial ownership of our pre-IPO owners and their affiliates of our common stock entitled to vote generally in the election of our directors. The number of such Sponsor Directors will be the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors if our pre-IPO owners and their affiliates beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting and such number will decrease as the beneficial ownership of our pre-IPO owners and their affiliates decrease until such ownership falls below 5%. After the completion of this offering, we expect that our Sponsor will have the right to designate of the directors on our board of directors. See "Certain Relationships and Related Person Transactions" for additional information.

Apria, Inc. was incorporated in Delaware on March 22, 2018. Our principal executive offices are located at 26220 Enterprise Court, Lake Forest, California 92630 and our telephone number is (949) 639-2000.